                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended  December 31, 1995

                                       OR

[ ] TRANSACTIONS REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to


Commission File No.  2-83992

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         WILLIAMS-SONOMA, INC. EMPLOYEE
                     PROFIT SHARING AND STOCK INCENTIVE PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              WILLIAMS-SONOMA, INC.
                              3250 Van Ness Avenue
                             San Francisco, CA 94109
                                 (415) 421-7900

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 28, 1996

                                            WILLIAMS-SONOMA, INC.
                                            EMPLOYEE PROFIT SHARING AND
                                            STOCK INCENTIVE PLAN

                                            By: /s/Dennis A. Chantland
                                            ---------------------------
                                               Dennis A. Chantland
                                               Administrative Committee
                                               Member

Item 4. Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA

                                                                        Page
                                                                        ----
                  Report of Independent Accountants                       1

                  Statement of Net Assets Available for Plan Benefits     2
                  As Of December 31, 1995 and 1994

                  Statement Of Changes In Net Assets Available For        3
                  Plan Benefits For Years Ended December 31, 1995
                  and 1994

                  Notes To Financial Statements                          4-8

                  Supplemental Schedules:

                  Schedule of Assets Held For Investment As Of            9
                  December 31, 1995

                  Schedule of Reportable Transactions For The Year       10
                  Ended December 31, 1995

                  Exhibit:

                    Exhibit 23  Independent Auditor's Consent            11

WILLIAMS-SONOMA, INC.
EMPLOYEE PROFIT SHARING AND
STOCK INCENTIVE PLAN


FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 1995 AND 1994, SUPPLEMENTAL
SCHEDULES AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 1995 AND INDEPENDENT AUDITORS' REPORT

WILLIAMS-SONOMA, INC.
EMPLOYEE PROFIT SHARING AND STOCK INCENTIVE PLAN


TABLE OF CONTENTS
- - -------------------------------------------------------------------------------

                                                                           PAGE
                                                                           ----
INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS
   ENDED DECEMBER 31, 1995 and 1994:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available for Benefits                3

   Notes to Financial Statements                                            4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR
   ENDED DECEMBER 31, 1995:

   Item 27a - Schedule of Assets Held for Investment Purposes as of
     December 31, 1995                                                       9

   Item 27d - Schedule of Reportable Transactions for the Year
     Ended December 31, 1995                                                10

INDEPENDENT AUDITORS' REPORT


Administrative Committee,
  Williams-Sonoma, Inc. Employee Profit
  Sharing and Stock Incentive Plan:

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. Employee Profit Sharing and Stock Incentive Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche, LLP

Deloitte & Touche, LLP
San Francisco, California


June 21, 1996

WILLIAMS-SONOMA, INC.
EMPLOYEE PROFIT SHARING AND STOCK INCENTIVE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
- - ------------------------------------------------------------------------------------

                                                         1995               1994
ASSETS:

  Cash                                                 $       19        $    24,398
                                                       ----------        -----------
  Investments, at fair value:
    Common stock - Williams-Sonoma, Inc.                8,204,750         11,822,605
    Cash equivalents                                      203,264              1,856
    Mutual funds:
      Dodge & Cox Balanced Fund                           485,558            261,314
      Vanguard Money Market Reserve Fund                  147,500            102,178
                                                       ----------        -----------

           Total investments                            9,041,072         12,187,953
                                                       ----------        -----------

  Contributions receivable:
    Employer - profit sharing                                  --            498,328
                                                       ----------        -----------


           Total assets                                 9,041,091         12,710,679
                                                       ----------        -----------

LIABILITIES -
  Forfeitures refundable to Williams-Sonoma, Inc.          70,998            114,983
                                                       ----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                      $8,970,093        $12,595,696
                                                       ==========        ===========


See notes to financial statements.

WILLIAMS-SONOMA, INC.
EMPLOYEE PROFIT SHARING AND STOCK INCENTIVE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- - --------------------------------------------------------------------------------------------------

                                                                         1995             1994

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (loss):
    Net appreciation (depreciation) in fair value of investments      $(4,624,567)     $ 4,203,372
    Interest and dividends                                                 37,096           32,761
                                                                      -----------      -----------

           Total investment income (loss)                              (4,587,471)       4,236,133
                                                                      -----------      -----------

  Contributions:
    Employee                                                            1,469,946        1,111,439
    Employer - matching                                                   396,810          285,002
    Employer - profit sharing                                                 -            498,328
                                                                      -----------      -----------

           Total contributions                                          1,866,756        1,894,769
                                                                      -----------      -----------

           Increase (decrease) attributable to investment income
             (loss) and contributions                                  (2,720,715)       6,130,902

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefit payments to participants                                        904,888        1,142,328
                                                                      -----------      -----------

NET INCREASE (DECREASE)                                                (3,625,603)       4,988,574

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                    12,595,696        7,607,122
                                                                      -----------      -----------

  End of year                                                         $ 8,970,093      $12,595,696
                                                                      ===========      ===========


See notes to financial statements

WILLIAMS-SONOMA, INC.
EMPLOYEE PROFIT SHARING AND STOCK INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- - -------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      The following description of the Williams-Sonoma, Inc. Employee Profit Sharing and Stock Incentive Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan provisions.

      GENERAL - The Williams-Sonoma, Inc. Employee Profit Sharing and Stock Incentive Plan is a defined contribution plan covering all eligible salaried and hourly employees. The Plan was created to provide retirement benefits to the employees of Williams-Sonoma, Inc. (the "Company"). The Plan was made effective as of February 1, 1989. The Plan commencement date was September 1, 1989. Beginning July 1, 1995, the Plan trustee was changed to First Trust. This change did not affect the investment options for Plan participants or the fundamental function and parameters of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      CONTRIBUTIONS - The Plan allows participants to defer a portion of their income and have such deferred income paid into the Plan, thus reducing the participants' taxable income. The Plan consists of two parts, (1) the profit sharing plan and (2) the employee stock incentive plan. Under the terms of the profit sharing plan, participants who are eligible will receive an allocation of employer contributions as determined by the Board of Directors, based on the participant's annual gross compensation. The Company made $498,328 of profit sharing contributions to the Plan during the year ended December 31, 1994. No profit sharing contribution was made for the year ended December 31, 1995. Under the terms of the stock incentive plan, which contains an arrangement under Section 401(k) of the Internal Revenue Code, participants may defer up to 10% of their annual gross compensation and the Company will match 50% of the first 6% of a participant's salary deferral contribution to the Williams-Sonoma, Inc. Stock Fund. Effective February 1, 1992, the Plan was amended to allow participants to direct their future contributions among various investment alternatives. Prior to February 1, 1992, all contributions were invested in Company stock. All Company contributions are invested in Williams-Sonoma stock. Federal income tax regulations limited the maximum contributions by an employee during 1995 and 1994 to $9,240.

      ELIGIBILITY - Employees are eligible to participate in the Plan if they are at least 21 years of age and have completed a minimum of twelve consecutive months and one thousand hours of service with the Company.

      PARTICIPANT ACCOUNTS - The Plan maintains individual accounts for participants and permits participants to direct their individual account investments into available investment alternatives. The investment alternatives available to participants during 1995 and 1994 were as follows:

      - Dodge & Cox Balanced Fund - a fixed income and equity securities mutual fund

      - Vanguard Money Market Reserve Fund - a money market mutual fund

      - Company Stock Fund - a Williams-Sonoma, Inc. common stock fund

      Each participant's account is credited with the participant's contribution, the Company's matching contribution, the Company's profit sharing contribution, and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      NONPARTICIPANT ACCOUNTS - The Plan maintains a short-term investment account to invest funds prior to their transfer into one of the participant investment funds or prior to distribution to a terminated participant. Amounts related to the short-term investment account are included as cash equivalents in the statement of net assets available for benefits.

      VESTING - Participants are immediately vested in their salary deferral contributions. Vesting in the remainder of their account, company contributions, profit sharing contributions and plan earnings, is based on years of continuous service. A participant is 100% vested after six years of credited service. Upon termination of employment prior to full vesting, unvested Company contributions are forfeited and used to reduce the amount of future Company contributions. In the event of plan termination, participants' amounts become fully vested, and net assets of the Plan are to be applied to the exclusive benefit of the participants. There is no intention at this time to terminate the Plan.

      PAYMENT OF BENEFITS - Benefits are payable upon termination, withdrawal from the Plan, death, disability or retirement. Distribution of a participant's benefits may be made in cash, Company common stock, or both, and are recorded when paid.

      PLAN ADMINISTRATIVE EXPENSES - Administrative expenses incurred by the Plan are paid by the Company.

2.    SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis.

      MANAGEMENT ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      CASH EQUIVALENTS represent shares in First America Prime Obligations Fund which are purchased each time a contribution is made. The Plan converts the short-term investments into the Company's common stock monthly and into the Money Market and Balanced Funds twice a month.

      PURCHASES AND SALES of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

      INVESTMENTS in common stock and mutual funds are stated at market value which is based on publicly quoted market values.

      BENEFITS PAYABLE - As of December 31, 1995 and 1994, the following amounts were due to participants who have withdrawn from participation in the
      Plan:


                                                   1995              1994

          Benefits payable                       $      -           $ 51,625
          Deferred benefits payable               1,125,924          919,585



      Deferred benefits payable represent vested balances payable to terminated plan participants who have elected to defer distribution of their account balances.

      FORFEITURES REFUNDABLE TO WILLIAMS-SONOMA, INC. represent unvested Company profit-sharing and matching contributions that will be used to offset future Company contributions.

      RELATED PARTY TRANSACTIONS - Certain Plan investments are held in a short-term investment account managed by First Trust. First Trust is the trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to $34,592 for the year ended December 31, 1995.

      RECLASSIFICATIONS - Certain items in the prior year's financial statements have been reclassified to conform to the current year presentation.

3.    INVESTMENTS

      During the years ended December 31, 1995 and 1994, the Plan's investments, including investments bought and sold as well as those held during the year, appreciated (depreciated) in value as follows:

                                                    1995                1994

          Common stock - Williams-Sonoma, Inc.   $(4,702,138)        $4,210,446
          Mutual funds                                77,571             (7,074)
                                                 -----------         ----------

          Total                                  $(4,624,567)        $4,203,372
                                                 ===========         ==========

      At December 31, 1995 and 1994, investments at cost are summarized as follows:

                                                     1995              1994

          Common stock - Williams-Sonoma, Inc.    $5,105,020        $3,840,178
          Cash equivalents                           203,264             1,856
          Mutual funds                               569,591           363,470
                                                  ----------        ----------

          Total                                   $5,877,875        $4,205,504
                                                  ==========        ==========


      At December 31, 1995 and 1994, investments (recorded at market) included the following, which are 5% or more of the total plan assets:


                                                     1995              1994
          Williams-Sonoma, Inc. common stock      $8,204,750        $11,822,605
          Balanced Fund                              485,558                -

4.    CHANGES IN NET ASSETS

      The following represents the changes in net assets available for benefits by investment fund for the years ended December 31, 1995 and 1994:

                                                                                                     NON-PARTICIPANT
                                                                        PARTICIPANT DIRECTED            DIRECTED
                                                          ----------------------------------------------------------
                                                             COMPANY                        MONEY
                                                              STOCK         BALANCED        MARKET     SHORT TERM
                                                              FUND            FUND          FUNDS      INVESTMENTS       TOTAL
      YEAR ENDED DECEMBER 31, 1995

      Additions to net assets attributed to:
        Investment income (loss):
          Net appreciation (depreciation) in fair
            value of investments                          $(4,702,138)      $ 77,571           -             -       $(4,624,567)
          Interest and dividends                                  -           14,969      $  6,924     $  15,203          37,096
                                                          -----------       --------      --------     ---------     -----------

                 Total investment income (loss)            (4,702,138)        92,540         6,924        15,203      (4,587,471)

        Contributions:
          Employee                                          1,246,668        156,553        66,725           -         1,469,946
          Employer - matching                                 396,810            -             -             -           396,810
                                                          -----------       --------      --------     ---------     -----------

                 Total contributions                        1,643,478        156,553        66,725           -         1,866,756
                                                          -----------       --------      --------     ---------     -----------

                 Increase (decrease) attributed to
                   investment income (loss) and
                   contributions                           (3,058,660)       249,093        73,649        15,203      (2,720,715)

      Deductions from net assets attributed to
        benefits paid to participants                         857,723         30,776        16,389           -           904,888
                                                          -----------       --------      --------     ---------     -----------

      Net increase (decrease) before interfund
        transfers                                          (3,916,383)       218,317        57,260        15,203      (3,625,603)
      Net interfund transfers                                (174,544)         1,961       (13,622)      186,205             -
                                                          -----------       --------      --------     ---------     -----------

                 Net increase (decrease)                   (4,090,927)       220,278        43,638       201,408      (3,625,603)

      Net assets available for benefits:
        Beginning of year                                  12,224,679        265,294       103,867         1,856      12,595,696
                                                          -----------       --------      --------     ---------     -----------

        End of year                                       $ 8,133,752       $485,572      $147,505     $ 203,264     $ 8,970,093
                                                          ===========       ========      ========     =========     ===========

      YEAR ENDED DECEMBER 31, 1994

      Additions to net assets attributed to:
        Investment income:
          Net appreciation (depreciation) in fair
            value of investments                          $ 4,210,446       $ (7,074)          -             -       $ 4,203,372
          Interest and dividends                                  -           11,440      $  3,041     $  18,280          32,761
                                                          -----------       --------      --------     ---------     -----------

                 Total investment income                    4,210,446          4,366         3,041        18,280       4,236,133

        Contributions:
          Employee                                            924,061        136,352        51,026           -         1,111,439
          Employer - matching                                 285,002            -             -             -           285,002
          Employer - profit sharing                           498,328            -             -             -           498,328
                                                          -----------       --------      --------     ---------     -----------

                 Total contributions                        1,707,391        136,352        51,026           -         1,894,769
                                                          -----------       --------      --------     ---------     -----------
                 Increase attributed to investment
                   income and contributions                 5,917,837        140,718        54,067        18,280       6,130,902

      Deductions from net assets attributed to
        benefits paid to participants                       1,086,893         34,812        20,623           -         1,142,328
                                                          -----------       --------      --------     ---------     -----------

      Net increase before interfund transfers               4,830,944        105,906        33,444        18,280       4,988,574
      Net interfund transfers                                 381,539        (13,680)      (11,074)     (356,785)            -
                                                          -----------       --------      --------     ---------     -----------

                 Net increase (decrease)                    5,212,483         92,226        22,370      (338,505)      4,988,574

      Net assets available for benefits:
        Beginning of year                                   7,012,196        173,068        81,497       340,361       7,607,122
                                                          -----------       --------      --------     ---------     -----------

        End of year                                       $12,224,679       $265,294      $103,867     $   1,856     $12,595,696
                                                          ===========       ========      ========     =========     ===========

5.    INCOME TAX STATUS

      On April 13, 1993, the Internal Revenue Service ("IRS") determined that the Plan as amended through March 10, 1992 is qualified and the trust established thereunder is tax-exempt. The Plan was amended in June and December 1993, and May 1996 (with an effective date of January 15, 1995). The Administrative Committee believes that the Plan continues to operate in accordance with current law and was tax-exempt as of December 31, 1995. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.    PLAN AMENDMENTS

      Effective January 1, 1994, the Plan amended the employer matching contribution maximum limit for all participants. The Company will match 50% of the first 6% of a participant's salary deferral contribution to the Williams-Sonoma, Inc. Stock Fund. Effective January 15, 1995, the Plan was amended to allow participants to change their deferral election and fund allocation once every quarter.

                                     ******

WILLIAMS-SONOMA, INC.
EMPLOYEE PROFIT SHARING AND STOCK INCENTIVE PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 1995 (FORM 5500 - ITEM 27a)
- - --------------------------------------------------------------------------------------------------------

        SHARES                               SECURITY DESCRIPTION             COST           FAIR VALUE

                                     First American Prime Obligation
        203,264                        Short-Term Investment Fund          $  203,264         $  203,264

        443,500                      Williams-Sonoma, Inc. Common Stock     5,105,020          8,204,750

          8,893                      Dodge & Cox Balanced Fund                422,091            485,558

                                     Vanguard Money Market
        147,500                        Reserve Fund                           147,500            147,500

WILLIAMS-SONOMA, INC.
EMPLOYEE PROFIT SHARING AND STOCK INCENTIVE PLAN

SUPPLEMENTAL SCHEDULE OF REPORTABLE PLAN TRANSACTIONS
YEAR ENDED DECEMBER 31, 1995 (FORM 5500 - ITEM 27d)
- - -------------------------------------------------------------------------------------------------------------------------

                                                               PURCHASES                SALES/DISPOSITION
                                                      --------------------------    -------------------------
               ISSUER                DESCRIPTION       TRANSACTIONS    AMOUNTS       TRANSACTIONS   AMOUNTS      COST

SINGLE TRANSACTIONS
  IN EXCESS OF 5% OF
  BEGINNING PLAN ASSETS:                   **              **             **             **           **           **


SERIES OF TRANSACTIONS
  IN EXCESS OF 5% OF
  BEGINNING PLAN ASSETS:
  First American Prime Obligation   Short-Term Cash
    Short-Term Investment               Instrument
    Fund                                                      57      $2,408,510         41        $2,258,103  $2,258,103 *

  Williams-Sonoma, Inc.               Common Stock             9       1,430,077

* No gain/loss resulted from the sales/disposition of investments. ** There were no reportable single transactions.

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-33693 of Williams-Sonoma, Inc. on Form S-8 of our report dated June 21, 1996 appearing in the Annual Report on Form 11-K of the Williams-Sonoma, Inc. Employee Profit Sharing and Stock Incentive Plan for the fiscal year ended December 31, 1995.


/s/ Deloitte & Touche LLP
- - ----------------------------
Deloitte & Touche LLP
San Francisco, CA



June 28, 1996